1421788

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PHOENIX GOLD MINING CORPORATION
(Exact name of issuer as specified in its charter)

INDIANA
(State or other jurisdiction of incorporation or organization)

1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

John Petros 3841 Moller Road, Suite 260, Indianapolis, IN 46254 (315) 368-2838
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1040	26-1524898
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. *SEC486(03-07)*

PART I -NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(b) the issuer's officers;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(f) promoters of the issuer;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(g) affiliates of the issuer;

Not Applicable

(h) counsel to the issuer with respect to the proposed offering;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(i) each underwriter with respect to the proposed offering;

John Petros, President, CEO, CFP, 1221 West Airport Freeway, Suite 113, Irving, Texas 75062 (315) 368-2838

(j) the underwriter's directors;

Not Applicable

(k) the underwriter's officers;

Not Applicable

(1) the underwriter's general partners;

Not Applicable; and

(m) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No part of the proposed offering involves the resale of securities by affiliates.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The issuer is a new company and has no net income for the past two years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

All jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons allowed.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The offering will be sold by our officers and directors acting as agents on a "best efforts basis"

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Phoenix Gold Mining Corporation

(2) the title and amount of securities issued;

Common Stock – 10,000,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof,

$10,000.00 in cash ($0.001 price per share) from John Petros, the Company Founder as start up capital.

(4) the names and identities of the persons to whom the securities were issue

John Petros, company founder

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(1) the name of such issuer;

Phoenix Gold Mining Corporation

(2) the title and amount of securities issued;

Common Stock – 10,000,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof,

$10,000.00 in cash ($0.001 price per share) from John Petros, the Company Founder as start up capital.

(4) the names and identities of the persons to whom the securities were issue

John Petros, company founder

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Exemption relied upon is under Rule 144 of the Act as a private sale.

ITEM 6.Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not nor is any of its known affiliates currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No arrangement is known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

(2) To stabilize the market for any of the securities to be offered;

No arrangement is known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A to stabilize the market for any of the securities to be offered.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No arrangement is known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No marketing arrangement is known to the issuer or to any person named in response to Item 1 above that identifies any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8.Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement that has prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9.Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

This offering will be sold by our officers and directors acting as agents on a "best efforts basis". There is no minimum amount of shares the Company must sell and no money raised from the sale of our stock will go into escrow, trust or any other similar arrangement.

PART II - OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers -the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses -the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

We are not a "blank check company," our business plan includes exploring our properties for commercially exploitable reserves of gold. We do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

COVERPAGE

PHOENIX GOLD MINING CORPORATION
(Exact name of Company as set forth in Charter)

Type of securities offered:	Common Stock	
Maximum number of securities offered:	4,500,000	
Minimum number of securities offered:	No Minimum	
Price per security:	$ 1.00	
Total proceeds:	If maximum sold: $ 4,500,000.00	If minimum sold: No Minimum
	(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public?

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: Not Applicable

State	State File No.	Effective Date

INSTRUCTION: The Covet Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 41 pages.

THE COMPANY

1. Exact corporate name:

   PHOENIX GOLD MINING CORPORATION

   State and date of incorporation:

   Indiana on December 6, 2007

   Street address of principal office:

   1221 West Airport Freeway, Suite 113, Irving, Texas 75062

   Company Telephone Number:

   (315) 368-2838

   Fiscal year: (month) (day)

   December 31

   Person(s) to contact at Company with respect to offering:

   John Petros, President

   Telephone Number (if different from above):

(315) 368-2838

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS MAY FAIL.

Our current operating funds are not sufficient to complete more than the first phase of exploration of our mineral claims. Therefore, we will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

(2) IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

(3) IF WE DO NOT PAY ANNUAL MAINTENANCE FEES, THEN OUR MINERAL CLAIMS WILL LAPSE.

We must pay annual maintenance fees of $125 per claim to the Bureau of Land Management to hold our claims. If we do not make the required payments, then our claims will lapse and we will lose all interest that we have in these mineral claims. The expiry date of our mineral claims is currently September 2008.

(4) OUR COMPANY WAS RECENTLY FORMED AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless. We were organized under the laws of the State of Indiana on December 6, 2007, and have had no operations other than to conduct a private offering and to acquire two mineral claims in the state of New Mexico. As of the date of this prospectus, one shareholder holds our common stock. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

(5) BECAUSE WE ANTICIPATE OUR OPERATING EXPENSES WILL INCREASE PRIOR TO OUR OBTAINING REVENUES, WE EXPECT SIGNIFICANT LOSSES PRIOR TO ANY PROFITABILITY.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from the exploration of our mineral claims and the production of minerals thereon, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we may not be able to generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

(6) BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS SUBSTANTIAL RISK THAT NO COMMERCIALLY EXPLOITABLE MINERALS WILL BE FOUND AND OUR BUSINESS WILL FAIL.

The search for valuable minerals as a business is extremely risky. Our mineral claims may not contain commercially exploitable reserves of gold. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us in the exploration of our mineral claims may not result in the discovery of commercial quantities of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

(7) BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins, and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

(8) EVEN IF WE DISCOVER COMMERCIAL RESERVES OF PRECIOUS METALS ON OUR MINERAL CLAIMS, WE MAY NOT BE ABLE TO SUCCESSFULLY OBTAIN COMMERCIAL PRODUCTION.

Our mineral claims do not contain any known mineral reserves. If our exploration programs are successful in establishing reserves of commercial tonnage and grade, we will require additional funds in order to place the mineral claims into commercial production. At this time, we cannot assure you that we will be able to do so.

(9) BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of the Company President, on our financial statements for the periods ended December 2007, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the development of our mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.

(10) BECAUSE OUR SOLE EXECUTIVE OFFICER HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Mr. John Petros, our sole executive officer and director, presently spends 50% of his business time on the management services for our Company. It is possible that the demands on Mr. Petros from his other Obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Petros may not possess sufficient time for our business if the demands of Managing our business increased substantially beyond current levels.

(11) BECAUSE WE WILL BE SUBJECT TO COMPLIANCE WITH GOVERNMENT REGULATION, OUR ANTICIPATED COST OF OUR EXPLORATION PROGRAM MAY INCREASE.

There are several governmental regulations that materially restrict the use of ore. We will be subject to the laws and regulations of the Bureau of Land Management of the United States Department of the Interior as we carry out our exploration program. We may be required to obtain land use permits and perform remediation work for any physical disturbance to the land in order to comply with these regulations. New regulations could be passed which could increase our costs of doing business and prevent us from carrying out our exploration program. Under current regulations, if we fail to obtain the necessary permits, the Bureau of Land Management could seek to enjoin our exploration operations and demand monetary damages for any surface disturbance to the land. In addition, the Bureau of Land Management could seek a criminal fine of up to $200,000 against us for a knowing and willful violation. If we were to be subject to any criminal or civil proceedings of this type, in all likelihood, we would cease to exist as a company and investors would lose their entire investment.

(12) THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

(13) REGULATIONS RELATING TO "PENNY STOCKS" MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

If a market develops for our common stock, our common stock would, most likely, be subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.

(14) THE OFFICERS AND DIRECTORS WILL CONTINUE TO CONTROL OUR COMPANY AFTER COMPLETION OF THIS OFFERING.

Should the Company sell all 5,000,000 shares being offered, the Company officers and directors, will continue to own more than 51% of the outstanding shares and thus control our company. Accordingly, investors in this offering must trust them to make the right decisions for our company. Should they fail to do so, investors could lose their investment in the shares being offered.

(15) DILUTION

The common stock to be sold by the Company is common stock that will cause dilution to new investing shareholders.

(16) DIVIDEND POLICY

To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board of directors deems relevant.

(17) USE OF PROCEEDS

The proceeds from the sale of these shares will be used in the general fund for the operation and expansion of the Company mining properties.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own two mineral claims that we refer to as the Gold Nugget 2 and Gold Nugget 3 Projects. Further exploration of our mineral claims is required before a final evaluation as to the economic and legal feasibility of any mineral reserves that we may discover on our mineral claims can be completed. We cannot assure you that a commercially viable mineral deposit exists on our mineral claims. Our plan of operations is to carry out exploration work on our mineral claims in order to ascertain whether our claims possess commercially exploitable quantities of gold. We cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

In December, 2007, the Company entered into a purchase agreement to acquire a 100% interest two mineral claims containing 320 acres located in the County of Lincoln New Mexico and are referred to by us as the Gold Nugget 2 and Gold Nugget 3 Claims from the Company's President. The Agreement provides for the Company to acquire a 100 percent undivided interest in and to the aforementioned mineral claims, free and clear of all charges, encumbrances and claims in exchange for $75,000 cash, which amount was waived and treated as a capital contribution to the Company from its President on December 11, 2007 and the issue of 5,000,000 shares of the Capital Stock of the Company to the President at three ($0.06) cents per share for a total of $375,000.00. The mining claims are unpatented placer claims for which the holder has no patent, or document that conveys title other then a quit claim deed filed in the Bureau of Land Management office and in the county where the mining claim is located. Placer mining claims consist of mineral deposits on the ground. The Company has confidence these properties contain valuable minerals and the proceeds from this offering will be use to confirm amount and quality of the minerals.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

LOCATION AND ACCESS. The mineral claims comprising the Gold Nugget 2 and Gold Nugget 3 Claims consists of mineral claims covering 320 acres located in the County of Lincoln New Mexico.

The property is located at the foot of the Jicarilla Mountains, a small range north of the larger Sacramento Mountains in the County of Lincoln New Mexico approximately twelve (12) miles North of the town of Carrizozo and is accessible by vehicle from State Road 349 that runs through the mining claims.

Mineralization has been known in the Jicarilla Mountain area since the late 1850's. The boom town of White Oaks located with in 2 miles of the mining properties was one of a thousand boom towns scattered throughout New Mexico that sprang up to exploit the territory's rich natural resources. White Oaks sat at the foot of the Jicarilla Mountains, a small range north of the larger Sacramento Mountains. It was built to support mining operations when prospectors discovered gold deposits in 1879. Like many such towns throughout the west, property values soared as speculators and entrepreneurs jostled to make their fortune.

The Company Claims are located over the location of many boom town prospects. The property is comprised of flat land and low hills, with elevations ranging from a low of 5,700 feet to a high of 5,900 feet. Vegetation is sparse and includes desert grasses, cacti, and creosote bushes.

The prospect consists of two unpatented placer mining claims totaling 320 acres, situated in Township 6 South, Range 11 East, Section 33, and West one-half. The claims are located on federal lands under the administration of the Bureau of Land Management (BLM). They are not subject to any royalties, but annual maintenance fees must be paid to the BLM of $100 per claim or a total of $200 for the entire claim block to keep them valid.

Under the General Mining Law of 1872, which governs our mining claims and leases, we, as the holder of the claim, have the right to develop the minerals located in the land identified in the claim. We must pay an annual maintenance fee of $100 per claim to hold the claim. Claims can be held indefinitely with or without mineral production, subject to challenge if not developed. Using land under an unpatented mining claim for anything but mineral and associated purposes violates the General Mining Law of 1872.

Moderate amounts of work including road building and some mining were carried out in recent years. However, it appears that little or no development has been done and no shipments have been made from the property.

We know of no other work that was carried out on the site.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The property and surrounding vicinity was initially evaluated during a general reconnaissance program in 1981. During this program, anomalous or irregular gold and arsenic values obtained from rock chip samples led to the area being staked.

The Company will be conducting geological evaluation of the properties and collecting sand and rock chip samples for an assessment of gold and other valuable minerals. The evaluation report may identified Tertiary Age, rhyolitic volcanic rocks present on the western portion of the prospect area. The Tertiary Age is a geologic period, thought to have covered the span of time between 65 million years and 3 to 2 million years ago. Rhyolite is a very acid volcanic rock, which is the lava form of granite. The massive Carrizozo lava flow, which traveled 75 km down the Tularosa Basin of south-central New Mexico, is one of Earth's longest known Holocene lava flows. This volcanic is related to the Tularosa Basin, east of the Rio Grande Rift, which is located just west of the Gold Nugget 2 and Gold Nugget 3 prospect vicinity. This caldera is the probable source of the anomalous gold mineralization detected in the area. Rocks that outcrop in the prospect vicinity include limestone and Tertiary Age volcanic.

The most obvious form of alternation on the prospect is the presence of strong silicification in the form of jasperoid development. Silicification is the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz or opal, which may fill pores and replace existing minerals. Jasperoid is a dense, usually gray, rock resembling flint and containing silica, in which cryptocrystalline (consisting of crystals that are too small to be recognized and separately distinguished even under the ordinary microscope) quartz has replaced the carbonate minerals of limestone or dolomite. Carbonate minerals refers to compounds containing carbonic acid.

The evaluation report may conclude that the property merits exploration and evaluation. Once the evaluation reports that the properties merit further study our two phase program can be implemented using trenching, drilling, or even geochemical soil sampling. The second phase depends upon the successful results of the first phase. Trenching refers to the process in which the material to be sampled is spread out flat and channeled in one direction with a shovel, and the material for the sample is taken at regular intervals along the channel. The procedure is repeated with several other channels in different directions until a sample of the proper size has been secured. Drilling refers to a method of sampling a deposit by means of a drill or borehole. The boreholes may be spaced at the corners of squares or triangles at distances according to the nature and extent of the deposit. Geochemical sampling refers to the search for economic mineral deposits or petroleum by detection of abnormal concentrations of elements or hydrocarbons in surface materials or organisms, usually accomplished by instrumental, spot-test, or quickie techniques that may be applied in the field.

The first phase will include conventional soil sampling on specified grids. Conventional soil sampling means taking soil sample from specified areas in the Kendra claim block that would be mapped out in advance.

In addition, several new techniques have been developed in the field of soil geochemical sampling and reportedly the enzyme leach assay technique has met with good results. This technique should also be tested. An enzyme leach assay involves the extraction of soluble metals or salts from an ore by means of slowly percolating solutions using enzymes and to determine the proportions of metals in the ore sample.

Based upon the results of the Phase I, a drilling program will take place to test the existing anomalies and those disclosed during the Phase I program. The recommended programs are presented below.

The Company has not conducted any work on the claims as of the date of this offering and there are no known reserves on the property.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ (a recent date)

As of _____/_____/_____ (one year earlier) $ _______

There are no backlog of written firm orders for products and/or services.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. N/A
(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company has no full time employee and one part time Officer the Company founder. The Company anticipates using contractors, agreements and collective negotiations over the next 12 months in implementing is business plan.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

In December, 2007, the Company entered into a purchase agreement to acquire a 100% interest two mineral claims containing 320 acres located in the County of Lincoln New Mexico and are referred to by us as the Gold Nugget 2 and Gold Nugget 3 Claims from the Company's President. The Agreement provides for the Company to acquire a 100 percent undivided interest in and to the aforementioned mineral claims, free and clear of all charges, encumbrances and claims in exchange for $75,000 cash, which amount was waived and treated as a capital contribution to the Company from its President on December 30, 2007 and the issue of 5,000,000 shares of the Capital Stock of the Company to the President at three ($0.06) cents per share for a total of $375,000.00. The mining claims are unpatented placer claims for which the holder has no patent, or document that conveys title other then a quit claim deed filed in the Bureau of Land Management office and in the county where the mining claim is located. Placer mining claims consist of mineral deposits on the ground. The Company has confidence these properties contain valuable minerals and the proceeds from this offering will be use to confirm amount and quality of the minerals. A lode is a mineral deposit in consolidated rock as opposed to a placer deposit, which is a deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations does not depend or expects to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

There are several governmental regulations that materially restrict the use of ore. We will be subject to the laws and regulations of the Bureau of Land Management of the United States Department of the Interior as we carry out our exploration program. We may be required to obtain land use permits and perform remediation work for any physical disturbance to the land in order to comply with these regulations. New regulations could be passed which could increase our costs of doing business and prevent us from carrying out our exploration program. Under current regulations, if we fail to obtain the necessary permits, the Bureau of Land Management could seek to enjoin our exploration operations and demand monetary damages for any surface disturbance to the land. In addition, the Bureau of Land Management could seek a criminal fine of up to $200,000 against us for a knowing and willful violation. If we were to be subject to any criminal or civil proceedings of this type, in all likelihood, we would cease to exist as a company and investors would lose their entire investment.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company currently does not have a subsidiary.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company does not have any material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Also the has been no discussions regarding any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Operating Capital	Offering Circular Form 1-A	Present
(2)	Phase I mapping and sampling	Confirm earlier sampling and to better target drill holes	On/or before April 2008
(3)	Phase II geological mapping	drill targets not highly mineralized at the surface	Complete by December 2008
(4)	Production Stage	Production of Gold and other minerals.	Start Gold production January 2009
(5)	________	________	________

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

There are no real consequences to the Company of delays in achieving each of the events or milestones within the above time schedule as the gold deposits and reserves will not deteriorate and no effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs occur during the production stage.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? N/A
(If losses, show in parenthesis.)

Total $ _________ ($ ________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Not Applicable

Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share = ____________________
Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 385,000 ($ 0.0257 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The net tangible book value per share is not substantially less than this offering (or exercise or conversion) price of $1.00 per share and there is a substantial upside given the current price of Gold.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

On December 6, 2007 the Company issued 10,000,000 shares, par value $0.001, of its common state to its founder for start up capital at the price of $0.001 per share.

On December 15, 2007 the Company purchased the 302 acre Gold Nugget 2 and Gold Nugget 3 gold mining claims in Lincoln County, New Mexico for $375,000 paid with $75,000.00 in cash which was capitalized as an investment by the Founder in the Company and the issuance of 5,000,000 shares of common stock to its founder at the price of $0.060 per share of stock.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 25%
If the minimum is sold: No Minimum

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $20,000,000 *
If the minimum is sold: No Minimum *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $ _____ Not Applicable ________.

* These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ ____ Not Applicable _________.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Amount Sold		If Maximum Amount Sold	
Total Proceeds	No Minimum	100%	$4,500,000	100%
Less: Offering Expenses			$0	
Commissions & Finders Fees			$0	
Legal & Accounting			$0	
Copying & Advertising			$0	
Other (Specify):				
Miscellaneous			$0	
Total Offering Expenses		100%	$0	100%
Net Proceeds from Offering			$4,500,000	
Use of Net Proceeds				
General Operations 2 Years			$1,500,000	
Gold Mining Costs			$1,000,000	
Vehicles and Equipment			$750,000	
Contractors and Employees			$250,000	
Reserve and Acquisition			$1,000,000	
Total Use of Net Proceeds		100%	$4,500,000	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No additional material amounts of funds from sources any other source are to be used in conjunction with the proceeds from this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds will to be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds will to be used to acquire assets, other than in the ordinary course of business expansion, other than the vehicle and equipment described in this offering circular.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No amount of the proceeds will to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is debt free and anticipates that it has sufficient liquidity and cash to operate for the next 12 months.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 24 months, and the will it will not be necessary to raise additional funds. Any additional funds required will be generated from the Company mining operations.

CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

PHOENIX GOLD MINING CORPORATION			Balance Sheet December 12, 2007		
Current ratio		42.55	Cash ratio		42.55
Quick ratio		42.55	Working capital		$10,000
Assets			Liabilities		
Current assets			Current liabilities		
Cash and cash equivalents		10,000	Loans payable and current portion long-term debt		
Short-term investments		-	Accounts payable and accrued expenses		0
Accounts receivable		-	Income taxes payable		-
Inventories		-	Accrued retirement and profit-sharing contributions		-
Deferred income taxes		-			
Prepaid expenses and other current assets		-			
Total current assets	$	10,000	Total current liabilities	$	0
Other assets			Other liabilities		
Property, plant, and equipment at cost		375,000	Long-term debt		-
Less accumulated depreciation		-	Accrued retirement costs		-
Property, plant, and equipment (net)		-	Deferred income taxes		-
Long-term cash investments		-	Deferred credits and other liabilities		-
Equity investments		-			
Deferred income taxes		-			
Other assets - Office Equipment		-			
Total other assets	$	385,000	Total other liabilities	$	-
Total assets	$	385,000	Total liabilities	$	0

Number of preferred shares authorized to be outstanding: Not Applicable

Number of Class of Preferred	Par Value Shares Authorized	Per Share
___	___	___
___	___	___
___	___	___

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $ .001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ___None__ shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other: ____

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):
Explain: Not Applicable

16. Are the securities convertible?[ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: _____/_____/_____
Date when conversion expires: _____/_____/_____

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? Not Applicable
If interest rate is variable or multiple rates, describe: ______________________________

(2) What is the maturity date? _____/_____/_____ Not Applicable
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? Not Applicable [ ]Yes [ ]No
Describe: ______________________________

(4) Is there a trust indenture? Not Applicable [ ]Yes [ ]No
Name, address and telephone number of Trustee ______________________________

(5) Are the securities callable or subject to redemption? Not Applicable [ ]Yes [ ]No
Describe, including redemption prices: ______________________________
(6) Are the securities collateralized by real or personal property? Not Applicable [ ] Yes [ ] No
Describe: ______________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ _____None___________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ ____None____________

How much indebtedness is junior (subordinated) to the securities? $ ______None____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. Not Applicable

	Last Fiscal Year	
	Actual	Pro Forma
	Minimum	Maximum
"Earnings" / "Fixed Charges" =	_________	____________
If no earnings show "Fixed Charges" only	0.00	0.00

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not Applicable

Are unpaid dividends cumulative? [ ]Yes[ ] No
Are securities callable? [ ]Yes[ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company has no restrictions on dividends under loan or other financing arrangements or otherwise attached to the Company common stock.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 385,000.00

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent compensation) in this offering are:

	for the Company	for a commission or other
Name:	John Petros, President	Name: ________None____________________
Address:	1221 West Airport Freeway, Suite 113 Irving, Texas 75062	Address: __________________________ ________________________
Telephone No.:	(315) 368-2838	Telephone No.: (____) ____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company is not paying any compensation to selling agents or finders, including cash, securities, contracts or other consideration in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

The Company is the selling agent.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Not Applicable

Name: ____________	Name: ____________
Address: ____________	Address: ____________
____________	____________
Telephone No.: (____) ________	Telephone No.: (____) ________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is not limited to any special group, such as employees of the Company, nor is it limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) nor is subject to any other limitations, describe the limitations and any restrictions on resale.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No

Not Applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The Company founder is restricted under SEC Rule 144 presently cover current outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not in the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer

Name: John Petros Age: 55

Office Street Address: 1221 West Airport Freeway, Suite 113, Irving, Texas 75062
Telephone No.: (315) 368-2838

From 1986 to Present, Mr. Petros advanced his professional career and talents in major roles undertaking vast responsibilities for various Investment Companies both nationally and internationally financial consulting organization, to include executive administrative duties and becoming the liaison between that office and the financial community. Activities consisted of preparing legal documents for corporate reorganizations and mergers. Mr. Petros also synchronized activities between the various management, legal and accounting groups. Mr. Petros will serve as a director and SEC and Investor Liaison until the next scheduled meeting of shareholders.

Also a Director of the Company [X]Yes [ ]No

Indicate amount of time to be spent on Company matters if less then full time. 25%

Chief Operating Officer: Title: Chief Operating Officer

Name: John Petros Age: 55

Office Street Address: 1221 West Airport Freeway, Suite 113, Irving, Texas 75062
Telephone No.: (315) 368-2838

From 1986 to Present, Mr. Petros advanced his professional career and talents in major roles undertaking vast responsibilities for various Investment Companies both nationally and internationally financial consulting organization, to include executive administrative duties and becoming the liaison between that office and the financial community. Activities consisted of preparing legal documents for corporate reorganizations and mergers. Mr. Petros also synchronized activities between the various management, legal and accounting groups. Mr. Petros will serve as a director and SEC and Investor Liaison until the next scheduled meeting of shareholders.

Also a Director of the Company [X]Yes [ ]No

Indicate amount of time to be spent on Company matters if less then full time. 25%

31. Chief Financial Officer: Title: ______________________________

Name: John Petros Age: 55

Office Street Address: 1221 West Airport Freeway, Suite 113, Irving, Texas 75062
Telephone No.: (315) 368-2838

From 1986 to Present, Mr. Petros advanced his professional career and talents in major roles undertaking vast responsibilities for various Investment Companies both nationally and internationally financial consulting organization, to include executive administrative duties and becoming the liaison between that office and the financial community. Activities consisted of preparing legal documents for corporate reorganizations and mergers. Mr. Petros also synchronized activities between the various management, legal and accounting groups. Mr. Petros will serve as a director and SEC and Investor Liaison until the next scheduled meeting of shareholders.

Also a Director of the Company [X]Yes [ ]No

Indicate amount of time to be spent on Company matters if less then full time. 25%

32. Other Key Personnel: Not Applicable

(A) Name: ____ Age: ________
Title: ______________________________
Office Street Address: ______________________________ Telephone No.: (____) ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ]Yes [ ]No

Indicate amount of time to be spent on Company matters if less then full time.

(B) Name: ______________________________ Age: ________
Title: ______________________
Office Street Address: ______________________ Telephone No.: (___) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ]Yes [ ]No

Indicate amount of time to be spent on Company matters if less then full time.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not Applicable

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: John Petros Age: 55

Office Street Address: 1221 West Airport Freeway, Suite 113, Irving, Texas 75062
Telephone No.: (315) 368-2838

From 1986 to Present, Mr. Petros advanced his professional career and talents in major roles undertaking vast responsibilities for various Investment Companies both nationally and internationally financial consulting organization, to include executive administrative duties and becoming the liaison between that office and the financial community. Activities consisted of preparing legal documents for corporate reorganizations and mergers. Mr. Petros also synchronized activities between the various management, legal and accounting groups. Mr. Petros will serve as a director and SEC and Investor Liaison until the next scheduled meeting of shareholders.

(B) Name: ______________________________ Age: ________
Title: ______________________
Office Street Address: ______________________ Telephone No.: (___) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: ________
Title: ______________________
Office Street Address: ______________________ Telephone No.: (___) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No Explain:

The Company founder has extensive experience in the petroleum industry owning and operating his private oil production corporation over the past 10 years.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

The Company founder has extensive experience in the petroleum industry owning and operating his private oil production corporation over the past 10 years.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The Company has conducted operations and development stage operations, including start up and cash flow development. The Company founder has advanced his professional career and talents over the past 20 years in both the private and public sector in major roles undertaking vast responsibilities for various Investment Companies both nationally and internationally financial consulting organization, to include executive administrative duties and becoming the liaison between that office and the financial community.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The Company's has no personnel that are consultants or other independent contractors.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not carry key man life insurance policies on any of its Officers, Directors or key personnel currently.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Shares	John Petros, Director 1221 West Airport Freeway Suite 113 Irving, Texas 75062	15,000,000 Shares	100.00%

Total number of shares owned by officers and directors

Before		After	
15,000,000	100.00%	15,000,000	75.00%

Total shares to be issued and outstanding

Before		After	
15,000,000	100.00%	20,000,000	100.00%

Note: There currently is no security holder that is known by the company to own more than 5% or more of the company's outstanding common stock.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 15,000,000 shares (100% of total outstanding)

After offering:

a) Assuming minimum securities sold: No Minimum shares (___ % of total outstanding)

b) Assuming maximum securities sold: 15,000,000 shares (75% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction of control - as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

No Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

There has been no remuneration by the Company to Officers, Directors and key personnel for the last fiscal year.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

No remuneration is expected to change or has been unpaid in prior years.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ____None____ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___None______ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Any future stock purchase agreements, stock options, warrants or rights must be approved by a majority of the common stock shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is highly dependent on the services of its founder, and the founder ownership of the majority of the common stock assures that he will remain with the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Company is not an S corporation under the Internal Revenue Code of 1986

Name of Tax Advisor:
Address:
Telephone No. (   )

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

No other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The major material fact that over shadows this offering circular is the current high price of gold bullion and the fact that the gold mining properties currently owned by the company may hold a vast reserve of gold bullion which the Company intends to verify.

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FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

PHOENIX GOLD MINING CORPORATION			Balance Sheet December 12, 2007		
Current ratio		42.55	Cash ratio		42.55
Quick ratio		42.55	Working capital		$10,000
Assets			Liabilities		
Current assets			Current liabilities		
Cash and cash equivalents		10,000	Loans payable and current portion long-term debt		
Short-term investments		-	Accounts payable and accrued expenses		0
Accounts receivable		-	Income taxes payable		-
Inventories		-	Accrued retirement and profit-sharing contributions		-
Deferred income taxes		-			
Prepaid expenses and other current assets		-			
Total current assets	$	10,000	Total current liabilities	$	0
Other assets			Other liabilities		
Property, plant, and equipment at cost		375,000	Long-term debt		-
Less accumulated depreciation		-	Accrued retirement costs		-
Property, plant, and equipment (net)		-	Deferred income taxes		-
Long-term cash investments		-	Deferred credits and other liabilities		-
Equity investments		-			
Deferred income taxes		-			
Other assets - Office Equipment		-			
Total other assets	$	385,000	Total other liabilities	$	-
Total assets	$	385,000	Total liabilities	$	0

PHOENIX GOLD MINING CORPORATION
Statement of Operations
December 12, 2007

Revenues	10,000
Expenses	
General & Administrative	0
(Loss) from Operations	0
Other Income	
Interest Expense	
Miscellaneous Income	0
Net Profit (Loss)	10,000
Basic Profit (Loss) Per Share	0.0007

PHOENIX GOLD MINING CORPORATION

Statements of Cash Flows
December 12, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Loss from operations	0
Adjustments to reconcile net loss to	
net cash (used) by operating activities:	0
Common stock issued for assets	375,000
Changes in assets and liabilities:	
Increase (decrease) in accounts payable	
Net Cash (Used) by Operating Activities	0
CASH FLOWS FROM INVESTING ACTIVITIES	375,000
CASH FLOWS FROM INVESTING ACTIVITIES	
Gold Mining Claims Purchase with Common Stock	
Issuance of common stock for cash	10,000
Net Cash Provided by Operating Activities	385,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	385,000
Cash Paid For: Interest	0
Cash Paid For: Income taxes	0

PHOENIX GOLD MINING CORPORATION Statements of Stockholders Equity (Deficit)				
	Common Stock Issued at per Share	Number Shares	Amount Paid	Development Stage
December 6, 2007 to founder for cash	0.0010	10,000,000	$10,000	$10,000
Amount waved by Founder and treated as a capital contribution	0.0000	0	$0	$75,000
December 6, 2007 Shares issued for assets	0.0600	5,000,000	$300,000	$300,000
From inception to December 12, 2007	0.0257	15,000,000	$310,000	$385,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's financial statements show no losses from operations

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

With the price of gold passing $800 per ounce in November 2007, we have decided to conduct mineral exploration activities on the Gold Nugget 2 and Gold Nugget 3 Project in order to assess whether these claims have commercially exploitable gold mineral reserves. Our plan of operations is to conduct the first phase of a staged exploration program on our mineral properties. Our proposed exploration program is designed to explore for commercially exploitable reserves of gold on these mineral claims. We are an exploration stage company and we cannot assure you that a commercially viable mineral deposit exists on our mineral claims.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _______%. What is the anticipated gross margin for next year of operations? Approximately _______%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Since we are a new Company, we have not yet realized any revenues from our planned operations. As of December 2007, we had $10,000 in cash on hand, total tangible assets of $385,000 and no liabilities. We have sufficient funds to take us through the first phase of our exploration program. However, our working capital is not sufficient to enable us to complete any other phases of our exploration program. Accordingly, we will require additional financing in order to complete the full exploration program. The current price of gold bullion affords a significant margin between the cost of producing gold bullion and the current market value.

50. Foreign sales as a percent of total sales for last fiscal year: _________%. Domestic government sales as a percent of total domestic sales for last fiscal year: ________%. Explain the nature of these sales, including any anticipated changes:

The Company has no foreign sales for last fiscal year.

PART III - EXHIBITS

Item 1. Index to Exhibits

(a) Exhibit 1: Charter

(b) Exhibit 2: By-Laws

(c) Exhibit 3: Subscription agreement

(d) Exhibit 4: Material Contracts

(e) Exhibit 5: Additional Exhibits - None

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) Charter enclose the charter
(2) *By-laws* - of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.
(3) *Subscription agreement-The* form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(4) *Material contracts*
(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.
(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.
(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(5)Additional exhibits -Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, State of Texas, on December12, 2007.

(Issuer) Phoenix Gold Mining Corporation

By ______________________________
John Petros, Director
(Signature and Title)

Exhibit 1: Charter

State of Indiana
Office of the Secretary of State

CERTIFICATE OF INCORPORATION

of

PHOENIX GOLD MINING CORPORATION

I, Todd Rokita, Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above For-Profit Domestic Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented confirms to law as prescribed by the provisions of the Indiana Business Corporation Law.

NOW, THEREFORE, with this document I certify that said transaction will become effective Thursday, December 06, 2007.


SEAL OF THE STATE OF INDIANA
1816

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, December 06, 2007

Todd Rokita

TODD ROKITA,
SECRETARY OF STATE

2007120600027 / 2007120692444

BY LAWS
of
PHOENIX GOLD MINING CORPORATION

ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Texas shall be at 1221 West Airport Freeway, Suite 113, Irving, Texas 75062.

The registered agent in charge thereof shall be John Petros 3841 Moller Road, Suite 260, Indianapolis, IN 46254 (315) 368-2838

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either in or out this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on December 10 in each year if not a legal holiday, and if a legal holiday then on the next secular day following at 2 o'clock pm, when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of directors of the corporation shall be by written ballot.

Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented, in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action, which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to voted thereon were present and voted. Prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section I. The business and affairs of this corporation shall be managed by its Board of Directors, one or more in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings of Board shall be held without notice on every 15th day of each month at 2 o'clock at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the President on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices outside of this state.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. President: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be an EX-OFFICIO member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. Secretary: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these Bylaws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks
the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary/Treasurer of the corporation.

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of *January*.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the Bylaws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stock-holders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his/her future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI - AMENDMENTS

Section 1. These Bylaws may be amended or repealed by the of stockholders entitled to cast at least a majority of the votes, which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

STOCK SUBSCRIPTION AGREEMENT

FOR VALUE RECEIVED, the undersigned hereby subscribes for the purchase of ________ shares of Phoenix Gold Mining Corporation (the "Corporation") for the total purchase price of $____________.

I understood that said shares shall have full voting rights and be issued and non-assessable shares and upon issue shall constitute ____ % of the total outstanding issued share capital of the Corporation, all classes inclusive.

The subscription price shall be fully paid herewith.

Dated this_____ day of____________________, 200(x).

______________________________ ________________________

Signature

The foregoing subscription is accepted on behalf of the Corporation this

_____ day of__________________, 200(x).

____

Phoenix Gold Mining Corporation

OFFER TO PURCHASE MINING CLAIM

PHOENIX GOLD MINING CORPORATION referred to herein as BUYER, offers to purchase the following described real estate from STEVE KAROLYI referred to herein as SELLER, upon the terms and conditions stated herein.

This offer shall expire unless accepted by 2:00 PM CST on December 15, 2007. SELLER shall signify acceptance by executing the attached form of acceptance.

The property is Two 160 acre (320 totals) unpatented placer mining claims known as:

Gold Nugget 2 160 acre placer mining claim, Lincoln County, New Mexico
Location: T6S, R11E, NW/4, Section 33 Pecos Mining District;

Gold Nugget 3 160 acre placer mining claim, Lincoln County, New Mexico
Location: T4S, R11E, SW/4, Section 33 Pecos Mining District.

The gross purchase price shall be:

$375,000.00 (three hundred seventy-five thousand & no100 dollars), to be paid by Seller agreeing to accept $75,000 cash and 5,000,000 shares of Phoenix Gold Mining Corporation common stock as full payment on closing date.

Possession of the property shall be delivered to Buyer at closing which shall be the date for all documents and the final closing shall be held as soon as possible on/or before December 12, 2007. The SELLER shall convey to the Buyer by quit claim deed the property therein and said property shall be free of any liens or encumbrances. Buyer accepts property "as is" subject to and not assuming the convents and restrictions file of record. The provisions of this document shall survive the closing.

The SELLER shall locate and mark the property corners. The BUYER may at its expense obtain a current survey of the property. Should the survey indicate encroachments then the SELLER shall remedy the same within 60 days. Should SELLER fail to clear such encroachments then the BUYER shall have the option of closing or rescinding this contract. Should BUYER rescind the contract, then the SELLER shall refund as liquidated damages and not a penalty, the funds paid for the purchase to BUYER.

The SELLER shall maintain the property and all improvements in the same condition as that which exists on the date of acceptance of this agreement, and shall deliver the same to the BUYER in the same condition, ordinary wear and tear excepted.

Closing Costs to be paid by SELLER: NORMAL,

Closing Costs to be paid by BUYER: NORMAL,

All taxes for the current year and property fees shall be paid by SELLER as of the date of closing.

BUYER shall have 20 day from SELLERS acceptance of this contract to inspect the property.

At the time of closing SELLER shall provide an affidavit to BUYER that either:

a) there have been no improvements made which would subject the property to the filing of mechanic's, materialman, labor or other such liens; or

b) that there were improvements made to the subject property and all persons having the right under law to lien the property were paid or lien waivers obtained.

Date: 12/10/07

PHOENIX GOLD MINING CORPORATION, BUYER
John Petros, Director

SELLERS ACCEPTANCE OF OFFER
We hereby accept the offer set forth above.

John Petros, Individual, SELLER DATE

When recorded return to:

John Petros, Director
Phoenix Gold Mining Corporation
1221 West Airport Freeway, Suite 113
Irving, Texas 75062

QUITCLAIM DEED

THIS QUITCLAIM DEED, Executed this 12th day of December, 2007, by first party Phoenix Remanufacturing, Inc., Harold Alpar, Whelan Energy Resources, Inc., Franco Pacora, Pioneer Capital Associates, Inc., Doug Larson, MPG Sales, Inc., and John Petros whose address is 401 South Palestine, Suite 158, Athens, Texas 75751to the second party, Phoenix Gold Mining Corporation, whose address is 1221 West Airport Freeway, Suite 113, Irving, Texas 75062.

WITNESSETH, that the said first party, for good consideration and for the sum of $10.00 paid in hand by the said second party, the receipt of which is acknowledge, does hereby remise, release and quitclaim unto the said second party forever, all the right, title, interest and claim which said first party has in and to the following described placer mining claims, in the County of Lincoln, State of New Mexico to wit:

Gold Nugget 2 located at T6S, R11E, NW/4 Section 33
in the Pecos Mining District BLM number NMMC _______

Gold Nugget 3 located at T6S, R11E, NW/4 Section 33
in the Pecos Mining District BLM number NMMC _______

IN WITNESS WHEREOF, the said first party has signed and sealed these presents the day and year first above written.

Signed, Sealed and Delivered:

POA for First Party

STATE OF TEXAS
COUNTY OF HENDERSON

On this 12th day of December, 2007 before me, John Petros personally appeared and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person or entity upon behalf of which the person acted, executed the instrument.

ACKNOWLEDGED by my hand and ~~office~~ notary seal. My commission expires:

Paula Rae Bell
Notary

PAULA RAE BELL
MY COMMISSION EXPIRES
October 20, 2008

END